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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G




                   Under the Securities Exchange Act of 1934




                           COOPER CAMERON CORPORATION
                                (Name of Issuer)




                                  Common Stock
                         (Title of Class of Securities)




                                  216640 10 2
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [X].

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CUSIP No.: 216640 10 2                                              COVER PAGE


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1.    Name of Reporting Person and I.R.S. Identification Number of Above Person:

      Cooper Industries, Inc.

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2.    Check the Appropriate Box if a Member of A Group (See Instructions):

      (a)     [ ]
      (b)     [ ]
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3.    SEC Use Only


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4.    Citizenship or Place of Organization:

      State of Ohio, United States
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                       5.      Sole Voting Power:
        NUMBER OF
                               3,625,000
         SHARES                -----------------------------------------------
                       6.      SHARED VOTING POWER:
      BENEFICIALLY
                                       0
        OWNED BY               -----------------------------------------------
                       7.      SOLE DISPOSITIVE POWER:
          EACH

        REPORTING              3,625,000
                               -----------------------------------------------
         PERSON        8.      SHARED DISPOSITIVE POWER:

          WITH                         0
                               -----------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:


         3,625,000
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10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares
         (See Instructions):

         [ ]
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11.      Percent of Class Represented by Amount in Row 9:


         14.4%
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12.      Type of Reporting Person (See Instructions):


         CO
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Item 1.

         (a)     Name of Issuer

                          Cooper Cameron Corporation

         (b)     Address of Issuer's Principal Executive Offices

                          515 Post Oak Boulevard, Suite 1200
                          Houston, Texas 77027


Item 2.

         (a)     Name of Person Filing

                          Cooper Industries, Inc.

         (b)     Address of Principal Business Office or, if none, Residence

                          1001 Fannin
                          Suite 4000
                          Houston, Texas 77002

         (c)     Citizenship

                          State of Ohio, United States

         (d)     Title of Class of Securities

                          Common Stock

         (e)     CUSIP Number

                          216640 10 2

Item 3.

                 Not applicable


Item 4.  Ownership.

         (a)     Amount Beneficially Owned

                        3,625,000

         (b)     Percent of Class

                            14.4%




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         (c)     Number of Shares as to which such person has:

                 (i)              sole power to vote or to direct the vote

                                        3,625,000

                 (ii)             shared power to vote or to direct the vote

                                        0

                 (iii)            sole power to dispose or to direct the
                                  disposition of

                                        3,625,000

                 (iv) shared power to dispose or to direct the disposition of

                                        0


Item 5.  Ownership of Five Percent or Less of a Class.

                 Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.


Item 8.  Identification and Classification of Members of the Group.

                 Not applicable.

Item 9. Notice of Dissolution of Group.

                 Not applicable.


Item 10.         Certification.

                 Not applicable.




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                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 5, 1996                     /s/ Diane K. Schumacher
                                     -----------------------
                                     Diane K. Schumacher
                                     Senior Vice President, General Counsel and
                                           Secretary